Exhibit 4.2
CANCELLATION OF PROMISSORY NOTE

The undersigned, Win Global Markets, Inc., a Nevada corporation and successor in interest to Win Gaming Media, Inc., a Delaware corporation, is the current holder of a promissory note from Gaming Ventures PLC, an Isle of Man company, dated July 12, 2006 in the principal amount of two million two hundred fifty thousand dollars ($2,250,000.00) with interest payable at a rate of U.S. LIBOR plus 1.5% per annum, until July 31, 2011, at which date any remaining principal balance of the note, together with all accrued and unpaid interest, was due and payable in full (the “Note”).  Effective as of January 1, 2011, the undersigned, for value received, hereby forgives all amounts due under the Note, including all accrued but unpaid interest.

In Witness Whereof, the undersigned has signed this instrument this 22 day of April, 2012.

WIN GAMING MEDIA, INC. By: /s/ Shimon Citron Shimon Citron, Chief Executive Officer